Exhibit 12
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                                     Ford Motor Company and Subsidiaries

                  CALCULATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
                  ----------------------------------------------------------------------------------------

                                                       (in millions)


                                                      Nine                      For the Years Ended December 31
                                                     Months      ------------------------------------------------------------
                                                      1995         1994         1993          1992         1991         1990
                                                    --------     --------     --------      --------     --------     -------

Earnings
--------
  Income/(loss) before income taxes
   and cumulative effects of changes
   in accounting principles                         $ 5,825      $ 8,789      $ 4,003       $  (127)     $(2,587)     $ 1,495
  Equity in net (income)/loss of
   affiliates plus dividends from
   affiliates                                           176         (182)         (98)           26           69          171
  Adjusted fixed charges a/                           7,727        8,122        7,648         8,113        9,360        9,690
                                                    -------      -------      -------       -------      -------      -------
    Earnings                                        $13,728      $16,729      $11,553       $ 8,012      $ 6,842      $11,356
                                                    =======      =======      =======       =======      =======      =====

Combined Fixed Charges and
 Preferred Stock Dividends
--------------------------
  Interest expense b/                               $ 7,486      $ 7,787      $ 7,351       $ 7,987      $ 9,326      $ 9,647
  Interest portion of rental expense c/                 199          265          266           185          124          105
  Preferred stock dividend requirements
   of majority-owned subsidiaries d/                    151          160          115            77           56           83
                                                    -------      -------      -------       -------      -------      ----
    Fixed charges                                     7,836        8,212        7,732         8,249        9,506        9,835

Ford preferred stock dividend
 requirements e/                                        311          472          442           317           26            0
                                                    -------      -------      -------       -------      -------      ---

  Total combined fixed charges
   and preferred stock dividends                    $ 8,147      $ 8,684      $ 8,174       $ 8,566      $ 9,532      $ 9,835
                                                    =======      =======      =======       =======      =======      =====

Ratios
------
  Ratio of earnings to fixed charges                    1.8          2.0          1.5           f/           g/           1.2

  Ratio of earnings to combined fixed
   charges and preferred stock dividends                1.7          1.9          1.4           h/           i/           1.2




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- - - - -
a/ Fixed charges, as shown below, adjusted to exclude the amount of interest capitalized during the period and preferred stock dividend requirements of majority-owned subsidiaries.
b/ Includes interest, whether expensed or capitalized, and amortization of debt expense and discount or premium relating to any indebtedness. c/ One-third of all rental expense is deemed to be interest.
d/ Preferred stock dividend requirements of Ford Holdings, Inc., increased to an amount representing the pre-tax earnings which would be required to cover such dividend requirements based on Ford's effective income tax rates for all periods except 1992.
   The U.S. statutory rate of 34% was used for 1992.
e/ Preferred stock dividend requirements of Ford Motor Company, increased to an amount representing the pre-tax earnings which would be required to cover such dividend requirements based on Ford's effective income tax rates for all periods except 1992. The U.S. statutory rate of 34% was used for 1992.
f/ Earnings inadequate to cover fixed charges by $237 million.
g/ Earnings inadequate to cover fixed charges by $2,664 million.
h/ Earnings inadequate to cover combined fixed charges and preferred stock dividends by $554 million.
i/ Earnings inadequate to cover combined fixed charges and preferred stock dividends by $2,690 million.

                                   -21-
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